EXHIBIT 12
ASHLAND INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)

	Nine months ended
	June 30
	2011	2010
EARNINGS

Income from continuing operations	$227	$187
Income tax expense	46	59
Interest expense	72	93
Interest portion of rental expense	18	19
Amortization of deferred debt expense	22	77
Distributions less than earnings of
unconsolidated affiliates	(11)	(5)
	$374	$430

FIXED CHARGES

Interest expense	$72	$93
Interest portion of rental expense	18	19
Amortization of deferred debt expense	22	77
Capitalized interest	-	3
	$112	$192

RATIO OF EARNINGS TO FIXED CHARGES	3.34	2.24